Exhibit 2.2

AMENDMENT NO. 1 TO

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This amendment (the “Amendment”) to that certain Membership Interest Purchase Agreement dated December 27, 2005 (the “Purchase Agreement”), is entered into as of January 13, 2006, by and among AMBASSADORS INTERNATIONAL, INC., a Delaware corporation (“Ambassadors”), AMBASSADORS CRUISE GROUP, LLC, a Delaware limited liability company and wholly owned subsidiary of Ambassadors (the “Buyer”) and OREGON RAIL HOLDINGS LLC, an Oregon limited liability company (the “Seller”).

Ambassadors, the Buyer and the Seller are referred to collectively herein as the “Parties.” Capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed to them in the Purchase Agreement.

RECITALS

WHEREAS, pursuant to the provisions of the Purchase Agreement, on or about January 13, 2006, Buyer will purchase all of the issued and outstanding membership interests of American West Steamboat Company LLC, EN Boat LLC and QW Boat Company LLC, each an Oregon limited liability company and wholly owned subsidiary of the Seller;

WHEREAS, the Parties desire to correct certain errors in the names of certain entities used in the Purchase Agreement and to amend Section 6.7 of the Purchase Agreement and Section 4.18 of the Disclosure Schedule thereto, as set forth herein;

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1. Amendment to Preamble of the Purchase Agreement. The preamble of the Purchase Agreement shall be amended in its entirety and replaced with the following:

“This Agreement (“Agreement”) is entered into as of December 27, 2005, by and among AMBASSADORS INTERNATIONAL, INC., a Delaware corporation (“Ambassadors”), AMBASSADORS CRUISE GROUP, LLC, a Delaware limited liability company and wholly owned subsidiary of Ambassadors (the “Buyer”) and OREGON RAIL HOLDINGS LLC, an Oregon limited liability company (the “Seller”). Ambassadors, the Buyer and the Seller are referred to collectively herein as the “Parties.””

2. Amendment to First Recital of the Purchase Agreement. The first recital of the Purchase Agreement shall be amended in its entirety and replaced with the following:

“WHEREAS, the Seller owns all of the outstanding membership interests of American West Steamboat Company LLC (“AWSC”), EN Boat LLC (“EN Boat”) and QW Boat Company LLC (“QW Boat”), each an Oregon limited liability company and wholly owned subsidiary of the Seller (each individually, a “Target” and collectively, the “Targets”); and”

3. Amendment to Section 6.7 of the Purchase Agreement. Section 6.7 of the Purchase Agreement shall be amended in its entirety and replaced with the following:

“Section 6.7 Payments Upon Simmons Termination. The Seller shall be liable for all payment obligations of AWSC that may accrue under that certain Severance and Retention Agreement, dated as of June 6, 2005, by and between AWSC and David Simmons (the “Simmons Agreement”) as a result of a termination of Simmons’ employment if such termination occurs during the period commencing on the Closing Date and ending on June 30, 2007. The Buyer shall be liable for all such payment obligations of AWSC with respect to any termination occurring after June 30, 2007 and shall indemnify and hold Seller and its Affiliates harmless from and against any and all such obligations.”

4. Amendment to Section 4.18 of the Disclosure Schedule. Section 4.18 of the Disclosure Schedule attached to the Purchase Agreement shall be amended in its entirety and replaced as set forth on Exhibit A attached hereto.

5. Effectiveness of Amendment. In accordance with Section 11.9 of the Purchase Agreement, this Amendment is effective upon execution and delivery by the Buyer and the Seller.

6. Continued Effect. Except as otherwise expressly provided herein, the Purchase Agreement will continue in full force and effect in accordance with its terms.

7. Further Amendment. Any provision of this Amendment may be waived or modified only in accordance with the provisions set forth in Section 11.9 of the Purchase Agreement.

8. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic Laws of the State of Delaware without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9. Entire Agreement. This Amendment together with the Purchase Agreement constitute the entire agreement and understanding of the parties and supersedes all prior agreements, arrangements and understandings relating to the subject matter hereof, written, oral or otherwise.

10. Severability. If any provision of this Amendment shall be found by a court of competent jurisdiction to be invalid or unenforceable in any respect, all of the other provisions shall nonetheless remain in full force and effect to the maximum extent permitted by law.

11. Headings. The subject headings of this Amendment are included for convenience only, and shall not affect the construction or interpretation of any of its provisions.

12. Counterparts. This Amendment may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which together shall constitute one and the same instrument. This Amendment may be delivered by facsimile transmission and such facsimile shall be valid and binding to the same extent as if it were an original.

(Signature Page Follows)

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

SELLER:		BUYER:

OREGON RAIL HOLDINGS LLC, an Oregon limited liability company		AMBASSADORS CRUISE GROUP, LLC, a Delaware limited liability company

By:	/s/ Townsend E. Carman	By:	/s/ Brian R. Schaefgen
	Townsend E. Carman President		Brian R. Schaefgen Chief Financial Officer, Treasurer and Secretary

AMBASSADORS:

AMBASSADORS INTERNATIONAL, INC., a Delaware corporation

		By:	/s/ Joseph J. Ueberroth
Joseph J. Ueberroth President and Chief Executive Officer